Exhibit 2

FOR IMMEDIATE RELEASE	20 March 2012

WPP PLC (“WPP”)

JWT to acquires stake in digital agency, Converge Technologies in Pakistan

WPP announces that JWT, its wholly-owned global advertising and communications company, has agreed to acquire, by subscription for new shares, a minority stake in Converge Technologies Pvt Limited, (“Converge”) a leading provider of technology-based marketing solutions and digital marketing services agency in Pakistan.

Converge’s offer includes 360 degree activation, digital content marketing, customized applications for SMS, interactive voice response, web, WAP, kiosk and platforms, digital viral marketing, data and research management and content services including music, interactive voice response, script writing, production and post production, interactive web portals, entertainment content, news and broadband gaming, and building mobile websites.

Founded in 2007, Converge is based in Karachi and employs 90 people. Clients include Nokia, Pakistan State Oil, PTCL and Unilever.

Converge’s revenues for the year ended 30 June 2011 were PKR 187 million, with gross assets at the same date of PKR 76 million.

This investment continues WPP’s strategy of developing its services in faster growing geographic markets and sectors and strengthening its capabilities in digital media and the application of technology.

In 2011, over 30% of the Group’s total revenues of over US $16 billion, or around US $4.8 billion, came from direct, digital and interactive. WPP has set a target of 35-40% of revenue derived from digital in the next five years. Pakistan is one of the fastest-growing markets in the world, identified by Goldman Sachs as one of the Next 11 economies to watch. WPP businesses (including associates) in the Next 11 markets generate revenues of more than US $700 million and employ more than 9000 people.

Contact:

Feona McEwan, WPP	+44 (0)207 408 2204